SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Urban Outfitters, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Change to Win Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 K Street, N.W., Suite 900, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

______________________________________________________________________________

Dear _______________:

Please find below CtW Investment Group’s response to Urban Outfitters’ recent letter to shareholders.  Should you have any questions, please let us know.
Sincerely,
Tejal Patel
Director of Corporate Governance

May 10, 2017

Chairman and CEO Richard A. Hayne
Lead Independent Director Robert H. Strouse
Urban Outfitters Inc.
5000 South Broad Street
Philadelphia, PA 19112-1495

Dear Mr. Hayne and Mr. Strouse,

We appreciate your outreach to shareholders regarding initiatives to improve Urban Outfitters’ board diversity and refreshment, and are pleased to see you take these first steps toward improved board composition at Urban.  However, while we recognize the corporate governance improvements that the board has made over the last few years, these changes do not adequately address the longstanding independence, tenure and diversity issues presented by the board’s current make-up.  Adding one or two non-independent directors that may be female, as suggested by your recent letter to shareholders, while an improvement, does not in itself amount to a robust and credible commitment to board diversity, particularly when it is not clear which directors will be rotated off the board in the next year.  Given that shareholders have been calling for years for improvements to the board’s composition with little effect, more concrete steps are needed to demonstrate to shareholders that the company is taking our concerns seriously.

To strengthen your commitment, we urge the board to take the following actions in advance of the Urban’s annual meeting on May 23, 2017:

  The Nominating Committee, led by Nominating Committee Chair Strouse, should articulate a clear refreshment plan with concrete timelines, including expected off-rotation of the non-independent directors Margaret Hayne, Scott Belair and Harry Cherken.
  The board should adopt and implement a policy that requires that the initial list of candidates from which new management-supported director nominees are chosen by the Nominating Committee should include women and minority candidates (known as the “Rooney Rule”).

We believe that each of these steps would provide an improvement to Urban’s long term director succession planning and demonstrate to shareholders that their voices are finally being heard as it relates to Urban’s board composition and refreshment issues.

We would be happy to discuss our recommendations with you at your convenience.  Please contact my colleague Tejal K. Patel at (202) 721-6079 or tejal.patel@ctwinvestmentgroup.com to pursue such discussion.

Thank you.

Dieter Waizenegger
Executive Director